Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 3 to Registration Statement No. 333-133296 on Form S-3 of our reports dated March 6, 2007, relating to the consolidated financial statements and financial statement schedule of Epiq Systems, Inc., and subsidiaries (which report expresses an unqualified opinion and includes and explanatory paragraph relating to the change in accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”), and to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Epiq Systems, Inc., and subsidiaries, for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
April 25, 2007